Exhibit 99.1

Pembina & Veresen Announce Common Shareholder Election Deadline of 5:00 p.m. (Mountain Time) on September 20, 2017

CALGARY, Sept. 5, 2017 /CNW/ - Pembina Pipeline Corporation (TSX: PPL; NYSE: PBA) ("Pembina") and Veresen Inc. (TSX: VSN) ("Veresen") have announced that the deadline for Veresen common shareholders ("Shareholders") to elect to receive either Pembina common shares or cash pursuant to the previously announced plan of arrangement (the "Arrangement") is 5:00 p.m. (Mountain Time) on September 20, 2017 (the "Election Deadline").

Shareholders may elect to receive either 0.4287 of a common share of Pembina (the "Share Consideration") or $18.65 in cash (the "Cash Consideration") for each of their Veresen common shares pursuant to the Arrangement. Shareholders may only elect to receive either the Share Consideration or the Cash Consideration for all of their common shares; Shareholders may not elect to receive a combination of the Share Consideration and the Cash Consideration. However, any election by a Shareholder is subject to pro-ration and rounding, and therefore Shareholders may ultimately receive a combination of cash and Pembina common shares by operation of the pro-ration provisions of the Arrangement as described in the Management Information Circular of Veresen dated June 5, 2017 (the "Circular"). Pursuant to the terms of the Arrangement, consideration to be received by Shareholders is subject to pro-ration based on maximum Share Consideration of 99.5 million Pembina common shares and maximum Cash Consideration of approximately $1.523 billion. Assuming full pro-ration, each Veresen shareholder would receive (i) cash in an amount equal to $4.8494 multiplied by the number of Veresen common shares held by the shareholder, and (ii) 0.3172 of a common share of Pembina multiplied by the number of Veresen common shares held by the shareholder.

Registered Shareholders may elect to receive the Share Consideration or the Cash Consideration by submitting a properly completed Letter of Transmittal and Election Form on or prior to the Election Deadline, 5:00 p.m. (Mountain Time) on September 20, 2017, to Computershare Trust Company of Canada, the depositary under the Arrangement. For complete instructions on how to make an election and exchange Veresen common shares, please refer to the Letter of Transmittal and Election Form that was previously mailed to registered Shareholders in June 2017 and is also available on Veresen's SEDAR profile at www.sedar.com.

Non-registered Shareholders who hold shares through an intermediary, such as a broker, investment dealer, bank or trust company, should carefully follow the instructions and deadlines from the intermediary that holds shares on their behalf in order to make an election. Non-registered Shareholders are encouraged to contact the intermediary that holds shares on their behalf with any questions about their election.

Shareholders who do not deposit a properly completed Letter of Transmittal and Election Form, directly or through their intermediary, prior to the Election Deadline will be deemed to have elected to receive the Share Consideration, subject to pro-ration as described above.

Closing of the Arrangement remains subject to approval under the Competition Act (Canada). Pembina and Veresen currently expect the Arrangement will close late in the third quarter to early in the fourth quarter of 2017.  A detailed description of the Arrangement is set forth in the Circular, which has been filed on SEDAR at www.sedar.com.

About Pembina

Calgary-based Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under the symbols PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

About Veresen

Veresen is a publicly-traded dividend paying corporation based in Calgary, Alberta that owns and operates energy infrastructure assets across North America. Veresen is engaged in two principal businesses: a pipeline transportation business comprised of interests in the Alliance Pipeline, the Ruby Pipeline and the Alberta Ethane Gathering System; and a midstream business which includes a partnership interest in Veresen Midstream Limited Partnership, which owns assets in western Canada, and an ownership interest in Aux Sable, which owns a world-class natural gas liquids (NGL) extraction facility near Chicago, and other natural gas and NGL processing energy infrastructure. Veresen is also developing Jordan Cove LNG, a 7.8 million tonne per annum natural gas liquefaction facility proposed to be constructed in Coos Bay, Oregon, and the associated Pacific Connector Gas Pipeline.

Veresen's Common Shares, Cumulative Redeemable Preferred Shares, Series A, Cumulative Redeemable Preferred Shares, Series C, and Cumulative Redeemable Preferred Shares, Series E trade on the Toronto Stock Exchange under the symbols, "VSN", "VSN.PR.A", "VSN.PR.C" and "VSN.PR.E", respectively. For further information, please visit www.vereseninc.com.

Forward-looking Information

Certain information contained in this news release constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that Veresen or Pembina expects or anticipates may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "may", "estimate", "anticipate", "believe", "expect", "plan", "intend", "target", "project", "forecast" or similar words suggesting future outcomes or outlook. Forward-looking statements in this news release include, but are not limited to, statements with respect to the timing of closing of the Arrangement between Pembina and Veresen. The forward-looking information provided in this news release is based upon a number of material factors and assumptions including, without limitation: that the Arrangement will be completed in the timelines and on the terms currently anticipated; that all necessary regulatory approvals, including approval under the Competition Act (Canada), will be obtained on the timelines and in the manner currently anticipated; and the ability of Pembina and Veresen to satisfy, in a timely manner, the other conditions to closing the Arrangement. Forward-looking information is subject to a number of risks and other factors that could cause actual results and events to vary materially from that anticipated by such forward-looking information. In particular, the completion of the Arrangement is subject to a number of risks including, without limitation: regulatory approvals, including approval under the Competition Act (Canada), may not be obtained in the timelines or on the terms currently anticipated or at all; and the Arrangement is subject to a number of closing conditions and no assurance can be given that all such conditions will be met or will be met in the timelines required by the arrangement agreement governing the Arrangement. Readers are cautioned that this list of risk factors is not exhaustive. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are independent and management's future course of action would depend on its assessment of all information at that time. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Circular for further information respecting the risks and other factors applicable to the Arrangement. Although Veresen and Pembina believes that the expectations conveyed by the forward-looking information are reasonable based on information available on the date of preparation, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the information contained herein, as actual results achieved will vary from the information provided herein and the variations may be material. Veresen and Pembina make no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Veresen and Pembina do not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/05/c2598.html

%CIK: 0001546066

For further information: Pembina Investor Inquiries: Cam Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404; Veresen Investor Inquiries: Mark Chyc-Cies, Vice President, Corporate Planning & Investor Relations, (587) 480-3040; Pembina Media Inquiries: (403) 231-3148, media@pembina.com; Veresen Media Inquiries: Riley Hicks, Senior Analyst, Corporate Planning & Investor Relations, (587) 955-2731, riley.hicks@vereseninc.com

CO: Pembina Pipeline Corporation

CNW 08:00e 05-SEP-17